Writer’s Direct Number	Writer’s E-mail Address
212.756.2372	aneliya.crawford@srz.com

December 6, 2019

VIA E-MAIL AND EDGAR

David M. Plattner Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Argo Group International Holdings, Ltd. Preliminary Consent Statement (PREC14A) on Schedule 14A Filed November 26, 2019 by Voce Catalyst Partners LP, et al. File No. 001-15259

Dear Mr. Plattner:

On behalf of Voce Catalyst Partners LP and its affiliates (collectively, “Voce”) and the other filing persons (together with Voce, the “Filing Persons”) we are responding to your letter dated December 5, 2019 (the “SEC Comment Letter”) in connection with the preliminary consent statement on Schedule 14A filed on November 26, 2019 (the “Preliminary Proxy Statement”) with respect to Argo Group International Holdings, Ltd. (“Argo” or the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, the Filing Persons are filing a definitive consent statement on Schedule 14A (the “Definitive Consent Statement”). The Definitive Consent Statement reflects revisions made to the Preliminary Consent Statement in response to the comments of the Staff in the SEC Comment Letter, as well as other updating changes. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Definitive Consent Statement.

Mr. Plattner Page 2 December 6, 2019

Schedule 14A

General

1.       Please paginate the filing.

The Filing Persons take note of the Staff’s comment and confirm that they have paginated the Definitive Consent Statement.

Q&A Regarding This Consent Solicitation Statement

2.       If true, please correct the answer to the third question to clarify that 10% of the voting share capital is the relevant threshold.

The Filing Persons take note of the Staff’s comment and have updated the answer to the third question to clarify the relevant threshold. The updated disclosure on page 2 of the Definitive Consent Statement now reads:

“Once holders of at least 10% of Argo’s voting share capital have completed and returned BLUE Request Cards in favor of the Authorization, a requisition notice will be deposited with the corporate secretary of Argo (the “Corporate Secretary”) to requisition that the Board promptly call the Special Meeting.”

3.       Please correct the answer to the final question.

The Filing Persons take note of the Staff’s comment and have included the proper answer to the final question on page 2 of the Definitive Consent Statement, as follows:

“Q: Who should I call with any questions?

A: Argo shareholders should call Okapi Partners LLC, Voce’s consent solicitor, toll-free at (855) 305-0856 or collect at (212) 297-0720 with any questions about the Solicitation.”

Annex I

4.       We note the lead-in paragraph to the table, and the fact that “Voce” is a defined term encompassing all Participants. We also note the prior disclosure under “Information About the Participants.” Please revise the disclosure to clarify which Participants own which shares and which Participants have effected which transactions. We also note that prior filings indicate a purchase of 20,432 Common Shares on January 2, 2019. Please revise the table accordingly or advise.

The Filing Persons take note of the Staff’s comment and have made revised disclosure in the Definitive Consent Statement. All of the transactions in the table, which now includes the January 2, 2019 purchase, were executed by funds and/or accounts for which Voce Capital Management LLC serves as the investment manager. Therefore, we have updated the attribution of the transactions to the Participant “VCP” from the previous “Voce.”

Mr. Plattner Page 3 December 6, 2019

Form of Proxy

5.       We note the disclosure that states, “In order for your consent and authorization to be valid, it must be dated and at least fields 1-4 must be filled in.” Given the structure of the card, the reference to “at least” may be unclear. Please advise, or revise to clarify.

The Filing Persons take note of the Staff’s comment and have revised the disclosure in the Definitive Consent Statement to make clear that all applicable fields should be completed. The revised disclosure to the Form of Blue Request Card attached to the Definitive Consent Statement now states:

“IN ORDER FOR YOUR CONSENT AND AUTHORIZATION TO BE VALID,
IT MUST BE SIGNED AND DATED.

WE THEREFORE ASK THAT YOU FILL IN FIELDS 1–4, AND IF YOU ARE SIGNING FOR AN ENTITY HOLDING SHARES, FIELD 5.”

***

Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2372.

Very truly yours,
/s/ Aneliya Crawford
Aneliya Crawford